SPUTNIK ENTERPRISES, INC.

December 7, 2010

Mr. Ryan Rohn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Sputnik Enterprises, Inc.
SEC Comment letter dated November 22, 2010

Dear Mr. Rohn;

Following our conversation on December 7, 2010, we have filed on EDGAR Form 10-K/A for the year ended December 31, 2009 and Forms 10-Q/A for the periods ended March 31, 2010; June 30, 2010; and September 30, 2010 (collectively, the “Reports”).  These filings address the staff’s comments in the above comment letter as follows:

1.	The Reports have been revised to correct a scrivener error and all show the correct SEC File No. 000-52366.

2.	The date that we re-entered the development stage was February 29, 2008.

The reason that certain line items were not included in the "Re-entering Development Stage to December 31, 2009" column is that they either occurred in 2008, prior to our re-entering the development stage, or they were related to operating business line items that were not carried over.

For the same reason, certain line items were not included in the "Development Stage" column in our statements of cash flows.

In future filings, we will include this date in the “Inception to Date” column in the financial statements.  We will also include certain line items such as “loss from discontinued operations” and will also address this in our statement of cash flows.

3.
We have revised the relevant language in Form 10-Q/A for the period ended March 31, 2010 as set forth in our response to Comment 4 below.  As the language now reads “not effective,” we believe that this comment has been addressed.

4.	We have revised the relevant language in the Form 10-K/A and the three Forms 10-Q/A to read as follows:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective.

5.	We have revised Exhibits 31.1 in the Reports as requested.

6.	We have revised Exhibits 31.1 in the Reports as requested.

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ David LaDuke

David LaDuke, CEO